EXHIBIT 23.2

CONSENT OF THIRD-PARTY QUALIFIED PERSON

We consent to the incorporation by reference by Arcosa, Inc. (the "Company") in the Registration Statement (Form S-8 No. 333-228098) pertaining to the 2018 Stock Option and Incentive Plan of Arcosa, Inc., and in the Registration Statement (Form S-3 No. 333-276065) of the Company and in the related Prospectus, of information contained in our report dated February 27, 2026, addressed to the Company, relating to certain mineral reserves and mineral resources information for the Company’s natural aggregate and specialty materials properties including setting forth the estimates of the Company’s mineral reserves and mineral resources included in this Annual Report on Form 10-K for the year ended December 31, 2025. We also consent to the reference to John T. Boyd Company in those filings and any amendments thereto.

JOHN T. BOYD COMPANY

By:	/s/ Ronald L. Lewis
Ronald L. Lewis
Managing Director and COO

February 27, 2026